EXHIBIT 99.1

NEWS RELEASE

[NPC LOGO]

FOR MORE INFORMATION CONTACT:
David Fountain
National Processing, Inc.
Phone: 502.315.3311
Fax: 502.315.3535
e-mail: dfountain@npc.net
www.npc.net

FOR IMMEDIATE RELEASE

**National Processing Reports 78% Increase in Operating
Results and 56% Increase in Net Income**

**Merchant Processing Revenue Up 21% and 20% for the
Quarter and Year-to-Date Periods**

Louisville, Kentucky, October 16, 2000 - National Processing, Inc. (NYSE: NAP), today announced record results for both third quarter and year-to-date earnings. Net income for the quarter ended September 30, 2000 was $13.0 million, or $0.25 per share, up 56% and 55%, respectively, over net income of $8.3 million and $0.16 per share for the same quarter of 1999. For the nine months ended September 30, 2000, net income excluding nonrecurring items was $34.0 million, or $0.67 per share, up 47% and 46%, respectively, over core business unit net income of $23.1 million and $0.46 per share for the comparable 1999 period. Core business units include Merchant Card Services and Corporate Outsourcing Solutions and exclude business lines divested in the first half of 1999.

Reported net income was $33.0 million, or $0.65 per share, for the nine months ended September 30, 2000 compared to a net loss of $47.9 million, or $0.94 per share, for the comparable 1999 period. Reported results for the nine months ended September 30, 2000 and 1999 include losses from divested business units and certain nonrecurring items related to restructuring charges, impairment charges and site consolidation initiatives further described in the attached Financial Summary.

<u>**Summary Financial Information**</u>

(dollars in millions, except per share amounts)	Quarter Ended September 30, 2000		Nine Months Ended September 30, 2000	
	Amount	**Change**	**Amount**	**Change**
Core Business Units				
Revenue	$108.6	14%	$311.0	14%
EBIT Excluding Nonrecurring Items (a)	$ 18.9	78%	$ 49.4	56%
EBIT Margin Excluding Nonrecurring Items (a)	17.4%	623 bps	15.9%	420 bps
Net Income Excluding Nonrecurring Items (b)	$ 13.0	56%	$ 34.0	47%
Net Income per Share Excluding Nonrecurring Items (b)	$ 0.25	55%	$ 0.67	46%
Reported				
Net Income	$ 13.0	56%	$ 33.0	NM
Net Income per Share	$ 0.25	55%	$ 0.65	NM

<u>Notes:</u>
(a) EBIT is defined as earnings before interest and taxes. Excluded are
     nonrecurring items related to restructuring charges, impairment charges and
     site consolidation initiatives further described in the attached Financial
     Summary.
(b) Excludes the impact of nonrecurring items referred to in note (a) above.
NM — Not meaningful

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Summary Financial Highlights

- EBIT excluding nonrecurring items increased to $18.9 million and $49.4 million for the quarter and nine months ended September 30, 2000, representing 78% and 56% increases over the comparable prior year core business unit results.

- Core business unit revenue for the quarter and nine months ended September 30, 2000 rose to $108.6 million and $311.0 million, representing 14% increases over revenue from the same core business units in 1999.

- Core business unit net income excluding nonrecurring items increased to record levels — $13.0 million and $34.0 million for the quarter and nine months ended September 30, 2000, representing 56% and 47% improvements over core net income for the comparable 1999 periods.

- Revenue for the Merchant Card Services business unit, currently the largest business line, was $79.7 million and $226.7 million for the quarter and nine months ended September 30, 2000, representing increases of 21% and 20% over the comparable periods in 1999. Merchant Card Services revenue represented 73% of total Company revenue for both the quarter and nine months ended September 30, 2000.

- Merchant Card Services EBIT excluding nonrecurring items increased 96% and 87% for the quarter and nine months ended September 30, 2000 over the comparable 1999 periods.

- Both business units experienced margin improvements. This marks seven consecutive quarters for Merchant Card Services and two consecutive quarters for Corporate Outsourcing Solutions in which margin improvements have been achieved when compared to the same quarter of the prior year. On a consolidated basis EBIT margins increased to 17.4% compared to the prior year amount of 11.2%.

- For the seventh consecutive quarter, Merchant Card Services EBIT excluding nonrecurring items exceeded prior year quarterly amounts by over 37%.

- The Company's balance sheet remained free of long-term debt. As of September 30, 2000, the Company had approximately $144 million of cash and marketable securities, which places the Company in a strong position to execute its strategic initiatives.

"I am again pleased to report outstanding financial results for the latest quarter", stated Tom A. Wimsett, President and CEO. "In fact, these results represent record profits and one of the strongest year-over-year quarterly performances in the history of our company. Although 1999 was a record year at NPC, both our sales and operating results have continued to experience tremendous momentum throughout 2000."

"We are successfully capturing market share while simultaneously expanding margins. Our strong sales and customer-focused culture has allowed us to grow our merchant processing volumes by 26%, nearly double the industry growth rate. In addition, our overall operating margins have improved by 56% and 36%, respectively, for the quarter and year-to-date periods."

"In summary, we are very pleased with our third quarter results and we are confident in our ability to continue to grow market share in both the national and regional markets."

A conference call to discuss third quarter financial performance and business highlights will be held at 9:00 a.m. EST today by Thomas A. Wimsett, president and chief executive officer, and David Fountain, chief financial officer. The call will be open to the public with both media and individual investors invited to participate in a listen-only mode. The conference can be accessed by calling 800.553.0358. Participants should plan to dial in approximately 15 minutes prior to the start of the call.

A replay of the live call will be available starting at 1:00 p.m. EST, October 16, 2000 through Midnight EST on October 20, 2000. The replay may be accessed by dialing 800.475.6701 and entering access code 536196. The replay may also be accessed via Internet broadcast, for approximately 90 days following release, at www.npc.net.

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This announcement and Mr. Wimsett's comments contain forward-looking statements that involve significant risks and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially. Additional information concerning factors that could cause actual results to differ materially from those contained in forward-looking statements is available in our Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission.

About National Processing, Inc.

National Processing, Inc. is the parent company of National Processing Company (NPC®), a leading provider of merchant credit card processing. NPC supports approximately 500,000 merchant locations, representing one out of every six Visa® and MasterCard® transactions processed nationally. NPC's card processing solutions offer superior levels of service and performance. NPC assists merchants to compete and provide high-quality service to their customers through our world-class people, technology and service. Additional information regarding NPC can be obtained at www.npc.net. National Processing, Inc. is an 87 percent owned subsidiary of National City Corporation (NYSE: NCC) (www.national-city.com), a Cleveland based $85 billion financial holding company.

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National Processing, Inc.
Financial Summary
(In thousands, except per share amounts)
(Unaudited)

	Quarter Ended		
	September 30, 2000	September 30, 1999	Percent Change
Reported Results			
Revenue	$108,632	$94,909	14
Operating expenses	53,921	47,477	14
Wages and other personnel expenses	19,433	18,930	3
General and administrative expenses	10,973	12,625	(13)
Depreciation and amortization	5,377	5,249	2
Nonrecurring items, net	—	—	NM
Earnings Before Interest and Taxes	18,928	10,628	78
Net interest income	2,231	2,042	9
Income before income taxes	21,159	12,670	67
Provision for income taxes	8,175	4,349	88
Net Income	$ 12,984	$ 8,321	56
Net Income Per Share-Diluted	$ 0.25	$ 0.16	55
Shares used in computation	51,083	50,843	0

Notes:

Certain items have been reclassified in the Financial Summary for prior periods to conform with the 2000 presentation.

These reclassifications had no effect on previously reported net income.

Certain amounts may not recompute due to rounding.

NM — Not meaningful

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National Processing, Inc.
Financial Summary
(In thousands, except per share amounts)
(Unaudited)

| | Nine Months Ended | | |
	September 30, 2000	September 30, 1999	Percent Change
Reported Results			
Revenue	$311,012	$329,185	(6)
Operating expenses	154,121	165,288	(7)
Wages and other personnel expenses	58,307	74,085	(21)
General and administrative expenses	33,094	42,104	(21)
Depreciation and amortization	16,075	17,081	(6)
Nonrecurring items, net (b)	1,500	69,666	NM
Earnings (Loss) Before Interest and Taxes	47,915	(39,039)	NM
Net interest income	5,924	2,626	126
Income (loss) before income taxes	53,839	(36,413)	NM
Provision for income taxes	20,831	11,478	NM
Net Income (Loss)	$ 33,008	$ (47,891)	NM
Net Income (Loss) Per Share-Diluted	$ 0.65	$ (0.94)	NM
Shares used in computation	50,932	50,680	0
Revenue Comparison			
Revenue:			
Core Business Units	$311,012	$271,850	14
Divested Business Units	—	57,335	NM
Total Revenue	$311,012	$329,185	(6)
Reconciliation of Income Excluding Nonrecurring			
Items to Reported Income			
Income:			
Excluding Nonrecurring Items:			
Pre-Tax Income	$ 55,339	$ 33,253	66
Tax Expense	21,356	11,006	94
Net Income	$ 33,983	$ 22,247	53
Per Share (a)	$ 0.67	$ 0.44	52
Nonrecurring Items (b):			
Pre-Tax Loss	$ (1,500)	$ (69,666)	NM
Tax Expense (Benefit)	(525)	472	NM
Net Income Impact	$ (975)	$ (70,138)	NM
Per Share Impact	$ (0.02)	$ (1.38)	NM
Total (Reported Results):			
Pre-Tax Income (Loss)	$ 53,839	$ (36,413)	NM
Tax Expense	20,831	11,478	NM
Net Income (Loss)	$ 33,008	$ (47,891)	NM
Per Share	$ 0.65	$ (0.94)	NM

Notes:
(a)   The nine months ended September 30, 1999 includes a net loss of $0.02
      per share related to the business units divested in 1999. There was no
      impact to the nine months ended September 30, 2000 from divested
      business units.
(b)   Nonrecurring items for the nine months ended September 30, 1999
      include impairment losses of $67,432 ($68,309 after-tax) related to
      the business units that were divested in the first half of 1999
      Freight, Payables, Remittance and Check Services). Also included are
      restructuring charges of $2,234 ($1,829 after-tax) recorded in the
      1999 first quarter for closure and relocation of certain facilities.
      The nine months ended September 30, 2000 includes a $1,500 ($975
      after-tax) charge for site consolidation initiatives.

Certain items have been reclassified in the Financial Summary for prior periods to conform with the 2000 presentation.

These reclassifications had no effect on previously reported net income.

Certain amounts may not recompute due to rounding.

NM — Not meaningful